SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Inal Nordeste S.A.

Valuation report of the book value of
shareholders’ equity based on the
accounting books as of April 30,2011

Valuation report of the book value of shareholders’ equity

based on the accounting books

To

Management of

Inal Nordeste S.A.

Camaçari – BA

KPMG Auditores Independentes, a company headquartered in the City of São Paulo at Rua Dr. Renato Paes de Barros, 33, corporate taxpayer ID (CNPJ/MF) 57.755.217/0001-29, originally registered at the São Paulo State Regional Accounting Council under no. 2SP014428/O-6 and secondarily registered in the State of Bahia under CRC SP-014428/F-7, with its Articles of Incorporation registered at the 2nd Registry of Deeds and Documents of Legal Entities of the City and State of São Paulo under no. 23.244 on June 24,1987 and further amendments registered at the 2nd Registry of Deeds and Documents of Legal Entities of the City and State of São Paulo, with the last amendment, dated October 1, 2010, registered on microfilm under no. 107.295 on December 3, 2010, herein represented by its undersigned partner, Mr. Anselmo Neves Macedo, Brazilian citizen, separated, accountant, identity card (RG) 9.491.182, individual taxpayer register (CPF/MF) 033.169.788-28 and at the São Paulo State Regional Accounting Council under no. SP160482/O-6 and secondary registration under no. SP160482/O-6-S-BA, resident and domiciled in the City and State of São Paulo, with office at the same address as the company represented, appointed expert by Inal Nordeste S.A. (Company) to appraise the book value of shareholders’ equity on April 30, 2011, in accordance with the accounting practices adopted in Brazil, presents the results of its works.

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1- Objective of the valuation

This report is issued with the objective of evaluating, in accordance with the accounting practices adopted in Brazil, the book value of shareholders’ equity of Inal Nordeste S.A. on April, 30, 2011, for the purpose of its merger by Companhia Siderúrgica Nacional, and should not be used for any other purpose.

2 – Scope of works

The valuation report on the book value of shareholders’ equity has been issued in connection with the audit of the balance sheet drawn up on April 30, 2011, which was prepared under the responsibility of the Company’s Management.

Our review was conducted in accordance with the Brazilian and international audit standards, and included, among other procedures: (a) the planning of works, considering the relevance of balances, the volume of transactions and the Company’s internal controls and accounting systems; (b) the confirmation, based on tests, of the evidence and records supporting the values presented; and (c) the evaluation of the representative accounting practices and estimates adopted by the Company’s Management.

3 – Valuation results

Based on the works conducted, we conclude that the value of the assets, rights and liabilities of the Company’s book value of shareholders’ equity on April 30,2011, summarized in Attachment I, is twenty-seven million, seven hundred, fifty-three thousand, eight hundred, twenty reais and fifty-seven centavos  (R$27,753,820.57). The book value of shareholders’ equity, as indicated in Attachment I, is recorded in the accounting books, in accordance with the accounting practices adopted in Brazil.

In addition, in compliance with the requirements of the Brazilian Securities and Exchange Commission, we declare that:

(a) in accordance with the professional rules established by the Federal Accounting Council, we are not aware of any conflict of interests, either direct or indirect, neither of any other circumstance representing conflict of interests regarding the services provided by us and described above; and

(b)   we are not aware of any actions taken by the controlling shareholder or Management of the Company to manipulate, limit, hinder or practice any acts that affected or could have affected the access, use or knowledge of information, assets, documents or work methodologies that are relevant to the quality of the respective conclusions.

São Paulo, May 12, 2011

KPMG Auditores Independentes
CRC SP-014428/F-7

Anselmo Neves Macedo

Accountant - CRC SP-160482/0-6 S-BA

Attachment I

Book value of shareholders’ equity of balance sheet items
on April 30,2011
(amounts in Brazilian Reais)

Assets		Accounting balance
	Current
	Cash and cash equivalents	7,901,071.53
	Accounts receivable	6,060,196.14
	Recoverable taxes	4,269,549.17
	Inventories	18,170,954.62
	Other assets	58,635.67
	Noncurrent
	Bonds and deposits	59,219.15
	Recoverable taxes	63,055.64
	Property, plant and equipment	11,398,575.84
	A – total assets	47,981,257.76

Liabilities		Accounting balance
	Current
	Suppliers:
	Third parties	550,843.29
	Companhia Siderúrgica Nacional	18,401,550.23
	Companhia Metalúrgica Prada	113,662.48
	Payroll and social contributions	236,095.77
	Recoverable taxes	43,476.38
	Other accounts payable	550,490.46
	Advances from customers	120,487,97
	Provisions for labor contingencies	50,620.70
	Noncurrent
	Liabilities and tax installment payment (Refis program)	160,209.91
	B – total liabilities	20,227,437.19
	Book value of shareholders’ equity (A-B)	27,753,820.57

João Lauriano Bernardo

General Accounting Manager
CRC/SP – 123598/O-0 S-BA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.